UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 25, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84651P100	2

1.	Names of Reporting Persons. Great Hill Investors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,433
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,433
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,433
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100	3

1.	Names of Reporting Persons. Great Hill Equity Partners II Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 421,792
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 421,792
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 421,792
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	4

1.	Names of Reporting Persons. Great Hill Affiliate Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 16,069
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,069
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,069
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	5

1.	Names of Reporting Persons. Great Hill Partners GP II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 437,861
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 437,861
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 437,861
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100	6

1.	Names of Reporting Persons. Great Hill Equity Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 226,836
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 226,836
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,836
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	7

1.	Names of Reporting Persons. Great Hill Partners GP III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 226,836
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 226,836
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,836
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	8

1.	Names of Reporting Persons. GHP III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 226,836
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 226,836
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,836
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100	9

1.	Names of Reporting Persons. Matthew T. Vettel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 232,269
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 232,269
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 232,269
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	10

1.	Names of Reporting Persons. Stephen F. Gormley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 443,294
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 443,294
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 443,294
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 1.8%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	11

1.	Names of Reporting Persons. Christopher S. Gaffney
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,130
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,130
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	12

1.	Names of Reporting Persons. John G. Hayes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 670,130
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 670,130
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 670,130
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 2.8%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	13

1.	Names of Reporting Persons. Michael A. Kumin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 226,836
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 226,836
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,836
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	14

1.	Names of Reporting Persons. Mark D. Taber
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 226,836
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 226,836
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,836
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 0.9%
14.	Type of Reporting Person (See Instructions) IN

Introductory Note

This Amendment No. 11 amends the Schedule 13D filed on December 12, 2005, as amended by Amendment No. 1 filed on June 19, 2006, Amendment No. 2 filed on February 11, 2008, Amendment No. 3 filed on June 12, 2008, Amendment No. 4 filed on August 27, 2008, Amendment No. 5 filed on December 2, 2008, Amendment No. 6 filed on April 7, 2009, Amendment No. 7 filed on March 2, 2010, Amendment No. 8 filed on March 26, 2013, Amendment No. 9 filed on May 7, 2013, and Amendment No. 10 filed on May 9, 2013 (as amended, the “Schedule 13D,” and together with this Amendment No. 11, the “Statement”).

This Amendment No. 11 is being filed in order to reflect the offer and sale of 4,050,870 shares of Common Stock by the Reporting Persons in the transaction described below. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The third paragraph of Item 3 is hereby amended and restated in its entirety as follows:

As of November 25, 2013, individual representatives of GHEP II, GHAP II and/or GHEP III have received options to purchase an aggregate 62,500 shares of Common Stock of the Issuer (exercisable within sixty days) (the “Option Shares”), in connection with their service as directors of the Issuer. Pursuant to the terms of the limited partnership agreements of GHEP II, GHAP II, and GHEP III, such Option Shares are treated for all purposes as owned by GHEP II, GHAP II, and GHEP III.

Item 4.	Purpose of Transaction

The third paragraph of Item 4 is hereby amended and restated in its entirety as follows:

On November 25, 2013, GHI, GHEP II, GHAP II and GHEP III (collectively, the “Selling Stockholders”) sold an aggregate of 4,050,870 shares of Common Stock in an underwritten public offering (the “Offering “), pursuant to the underwriting agreement dated November 20, 2013, among William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several Underwriters named in Schedule I thereto (collectively, the “Underwriters”), the Issuer, and the Selling Stockholders (the “Underwriting Agreement”). Pursuant to the Underwriting Agreement, the Selling Stockholders sold such 4,050,870 shares of Common Stock to the Underwriters at a price of $5.70 per share of Common Stock (the “Purchase Price”), net of the 5% underwriting discount. In addition, pursuant to the Underwriting Agreement, the Selling Stockholders have agreed not to sell any shares of Common Stock (subject to certain exceptions) for 90 days from November 20, 2013. In addition, the Underwriters have a 30-day option to purchase from the Selling Stockholders an additional 607,630 shares of Common Stock to cover over-allotments, if any, at the Purchase Price. The Underwriting Agreement is incorporated by reference in this Schedule 13D in Item 7 and its terms are hereby incorporated by reference in this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(e) are hereby amended and restated in their entirety as follows:

(a) Based upon the number of shares of Common Stock outstanding as of November 1, 2013 (as reported in the Issuer’s Prospectus Supplement filed with the Securities Exchange Commission on November 20, 2013) and giving effect to the assumed exercise of the Option Shares: (i) GHI directly beneficially owns an aggregate of 5,433 shares of Common Stock, representing approximately 0.0% of the shares of Common Stock; (ii) GHEP II directly beneficially owns an aggregate of 421,792 shares of Common Stock (including options to purchase 39,660 shares of Common Stock), representing approximately 1.8% of the shares of Common Stock; (iii) GHAP II directly beneficially owns an aggregate of 16,069 shares of Common Stock (including options to purchase 1,511 shares of Common Stock), representing approximately 0.1% of the shares of Common Stock; (iv) GHEP III directly beneficially owns an aggregate of 226,836 shares of Common Stock (including options to purchase 21,329 shares of Common Stock), representing approximately 0.9% of the shares of Common Stock; (v) GPII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP II and GHAP II, representing approximately 1.8% of the shares of Common Stock; (vi) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 0.9% of the shares of Common Stock; (vii) GPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 0.9% of the shares of Common Stock; (viii) each of Hayes and Gaffney may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GPII and GPIII, representing approximately 2.8% of the Common Stock; (ix) Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPIII, representing approximately 1.0% of the Common Stock; (x) Gormley may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPII, representing approximately 1.8% of the Common Stock; and (xi) each of Kumin and Taber may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GPIII, representing approximately 0.9% of the Common Stock. Except to the extent of their pecuniary interest therein, each Controlling Person, GPII, GPIII, and GHEPIIIGP disclaims beneficial ownership of the Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote: See Line 7 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 8 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 9 of cover sheets

(iv)	Shared power to dispose or to direct the disposition of: See Line 10 of cover sheets

(e) On November 20, 2013, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

Reference is made to the Underwriting Agreement described in Item 4, which is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Underwriting Agreement, dated as of November 20, 2013, by and among the Issuer, William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, as representatives of the several Underwriters named in Schedule 1 thereto, and the selling stockholders named in Schedule II thereto (filed as Exhibit 1.1 to the Company’s Report on Form 8-K on November 20, 2013).*

Exhibit 2	Joint Filing Agreement, dated as of December 5, 2013, by and among the Reporting Persons.

*	Previously filed.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: December 5, 2013

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact

Exhibit 2

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, as of December 5, 2013, the undersigned each hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13D, including amendments thereto (as amended, the “Schedule 13D”) with respect to common stock, par value $0.001 per share, of Spark Networks, Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to the Schedule 13D provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[signature pages follow]

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the date first written above.

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact